                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                KMART CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    48258410
--------------------------------------------------------------------------------
                                 (CUSIP Number)

        Robert P. Bermingham                        Kenneth J. Abdalla
      The Yucaipa Companies LLC                  11718 Barrington Court #625
      9130 W. Sunset Boulevard                    Los Angeles, CA 90049
        Los Angeles, CA 90069                        (310) 789-7215
           (310) 228-2894
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

  With respect to communications               With respect to communications
      to Ronald W. Burkle,                        to Kenneth J. Abdalla,
   U.S. Transportation, LLC and                   American Companies, LLC
   The Yucaipa Companies LLC,                and Westgate Enterprises III, LLC,
            copies to:                                   copies to:

      Thomas C. Sadler, Esq.                         Alison S. Ressler
        Latham & Watkins                            Sullivan & Cromwell
 633 West Fifth Street, Suite 4000                 1888 Century Park East
      Los Angeles, CA 90071                      Los Angeles, CA 90067-1725
         (213) 485-1234                                (310) 712-6600

                                January 12, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

                        (Continued on the following page)
                               Page 1 of 16 Pages
                                  SCHEDULE 13D

---------------------------------------   -------------------------------------
          CUSIP NO. 48258410                          PAGE 2 OF 16
---------------------------------------   -------------------------------------


1       NAME OF REPORTING PERSON

        U.S. TRANSPORTATION, LLC
        TAX ID. NO.:  95-4729958

--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS

        WC

--------------------------------------------------------------------------------

        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

--------------------------------------------------------------------------------

NUMBER OF SHARES           SOLE VOTING POWER
BENEFICIALLY OWNED   7
BY EACH REPORTING          16,694,700 SHARES (SEE ITEMS 5 and 6)
PERSON WITH
                     -----------------------------------------------------------
                           SHARED VOTING POWER
                     8
                           16,694,700 SHARES (SEE ITEMS 5 and 6)

                     -----------------------------------------------------------
                           SOLE DISPOSITIVE POWER
                     9
                           16,694,700 SHARES (SEE ITEMS 5 and 6)

                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           16,694,700 SHARES (SEE ITEMS 5 and 6)

--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        16,694,700 SHARES (SEE ITEMS 5 and 6)

--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12      CERTAIN SHARES                                                       [X]

--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.5% (BASED UPON THE NUMBER OF COMMON SHARES OF KMART CORPORATION REPORTED AS BEING OUTSTANDING IN THE COMPANY'S QUARTERLY REPORT ON FORM 10-Q FOR THE PERIOD ENDING OCTOBER 25, 2000)

--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON

        OO

--------------------------------------------------------------------------------

---------------------------------------   -------------------------------------
          CUSIP NO. 48258410                          PAGE 3 OF 16
---------------------------------------   -------------------------------------


1       NAME OF REPORTING PERSON

        THE YUCAIPA COMPANIES LLC
        TAX ID. NO.:  95-4648305

--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]

                                                                         (b) [ ]

--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS

        WC

--------------------------------------------------------------------------------

        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

--------------------------------------------------------------------------------

NUMBER OF SHARES           SOLE VOTING POWER
BENEFICIALLY OWNED   7
BY EACH REPORTING          16,694,700 SHARES (SEE ITEMS 5 AND 6)
PERSON WITH
                     -----------------------------------------------------------
                           SHARED VOTING POWER
                     8
                           16,694,700 SHARES (SEE ITEMS 5 AND 6)

                     -----------------------------------------------------------
                           SOLE DISPOSITIVE POWER
                     9
                           16,694,700 SHARES (SEE ITEMS 5 AND 6)

                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           16,694,700 SHARES (SEE ITEMS 5 AND 6)

--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        16,694,700 SHARES (SEE ITEMS 5 AND 6)

--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12      CERTAIN SHARES                                                       [X]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.5%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        OO

--------------------------------------------------------------------------------

---------------------------------------   -------------------------------------
          CUSIP NO. 48258410                          PAGE 4 OF 16
---------------------------------------   -------------------------------------


1       NAME OF REPORTING PERSON

        RONALD W. BURKLE

--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS

        PF

--------------------------------------------------------------------------------

        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

--------------------------------------------------------------------------------

NUMBER OF SHARES           SOLE VOTING POWER
BENEFICIALLY OWNED   7
BY EACH REPORTING          16,694,700 SHARES (SEE ITEMS 5 AND 6)
PERSON WITH
                     -----------------------------------------------------------
                           SHARED VOTING POWER
                     8
                           16,694,700 SHARES (SEE ITEMS 5 AND 6)

                     -----------------------------------------------------------
                           SOLE DISPOSITIVE POWER
                     9
                           16,694,700 SHARES (SEE ITEMS 5 AND 6)

                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           16,694,700 SHARES (SEE ITEMS 5 AND 6)

--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        16,694,700 SHARES (SEE ITEMS 5 AND 6)

--------------------------------------------------------------------------------

        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12      CERTAIN SHARES                                                       [X]

--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.5%

--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON

        IN

--------------------------------------------------------------------------------

---------------------------------------   -------------------------------------
          CUSIP NO. 48258410                          PAGE 5 OF 16
---------------------------------------   -------------------------------------


1       NAME OF REPORTING PERSON

        AMERICAN COMPANIES, LLC
        TAX ID. NO.:  95-4822546

--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]

                                                                         (b) [ ]

--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS

        WC

--------------------------------------------------------------------------------

        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

--------------------------------------------------------------------------------

NUMBER OF SHARES           SOLE VOTING POWER
BENEFICIALLY OWNED   7
BY EACH REPORTING          2,500,000 SHARES (SEE ITEMS 5 AND 6)
PERSON WITH
                     -----------------------------------------------------------
                           SHARED VOTING POWER
                     8
                           2,500,000 SHARES (SEE ITEMS 5 AND 6)

                     -----------------------------------------------------------
                           SOLE DISPOSITIVE POWER
                     9
                           2,500,000 SHARES (SEE ITEMS 5 AND 6)

                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           12,256,000 SHARES (SEE ITEMS 5 AND 6)

--------------------------------------------------------------------------------

        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        12,256,000 SHARES (SEE ITEMS 5 AND 6)

--------------------------------------------------------------------------------

        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12      CERTAIN SHARES                                                       [X]

--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.5% (BASED UPON THE NUMBER OF COMMON SHARES OF KMART CORPORATION REPORTED AS BEING OUTSTANDING IN KMART'S QUARTERLY REPORT ON FORM 10-Q FOR THE PERIOD ENDING OCTOBER 25, 2000)

--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON

        OO

--------------------------------------------------------------------------------

---------------------------------------   -------------------------------------
          CUSIP NO. 48258410                          PAGE 6 OF 16
---------------------------------------   -------------------------------------


1       NAME OF REPORTING PERSON

        WESTGATE ENTERPRISES III, LLC
        TAX ID. NO.:  95-4822908

--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS

        WC

--------------------------------------------------------------------------------

        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

--------------------------------------------------------------------------------

NUMBER OF SHARES           SOLE VOTING POWER
BENEFICIALLY OWNED   7
BY EACH REPORTING          2,500,000 SHARES (SEE ITEMS 5 AND 6)
PERSON WITH
                     -----------------------------------------------------------
                           SHARED VOTING POWER
                     8
                           2,500,000 SHARES (SEE ITEMS 5 AND 6)

                     -----------------------------------------------------------
                           SOLE DISPOSITIVE POWER
                     9
                           2,500,000 SHARES (SEE ITEMS 5 AND 6)

                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           12,256,000 SHARES (SEE ITEMS 5 AND 6)

--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        12,256,000 SHARES (SEE ITEMS 5 AND 6)

--------------------------------------------------------------------------------

        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12      CERTAIN SHARES                                                       [X]

--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.5%

--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON

        OO

--------------------------------------------------------------------------------

---------------------------------------   -------------------------------------
          CUSIP NO. 48258410                          PAGE 7 OF 16
---------------------------------------   -------------------------------------


1       NAME OF REPORTING PERSON

        KENNETH J. ABDALLA

--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS

        AF

--------------------------------------------------------------------------------

        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

--------------------------------------------------------------------------------

NUMBER OF SHARES           SOLE VOTING POWER
BENEFICIALLY OWNED   7
BY EACH REPORTING          2,500,000 SHARES (SEE ITEMS 5 AND 6)
PERSON WITH
                     -----------------------------------------------------------
                           SHARED VOTING POWER
                     8
                           2,500,000 SHARES (SEE ITEMS 5 AND 6)

                     -----------------------------------------------------------
                           SOLE DISPOSITIVE POWER
                     9
                           2,500,000 SHARES (SEE ITEMS 5 AND 6)

                     -----------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER

                           12,256,000 SHARES (SEE ITEMS 5 AND 6)

--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        12,256,000 SHARES (SEE ITEMS 5 AND 6)

--------------------------------------------------------------------------------

        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12      CERTAIN SHARES                                                       [X]

--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.5%

--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON

        IN

--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

        This Schedule 13D relates to shares of common stock, par value $1.00 per share (the "Common Stock"), of Kmart Corporation, a Michigan corporation (the "Company"). The principal executive offices of the Company are located at 3100 West Big Beaver Road, Troy, Michigan 48084.

ITEM 2. IDENTITY AND BACKGROUND.

        (a) This Schedule is being jointly filed by U.S. Transportation, LLC, a Delaware limited liability company ("UST"), The Yucaipa Companies LLC, a Delaware limited liability company ("Yucaipa"), Ronald W. Burkle, an individual ("Burkle" and together with UST, and Yucaipa, the "Burkle-Affiliated Entities"), American Companies, LLC, a Delaware limited liability company ("American"), Westgate Enterprises III, LLC, a Delaware limited liability company ("Westgate") and Kenneth J. Abdalla, an individual ("Abdalla" and together with American and Westgate, the "Abdalla-Affiliated Entities"). The Burkle-Affiliated Entities and the Abdalla-Affiliated Entities are referred to together herein as the "Reporting Persons". The Reporting Persons are filing this Schedule 13D jointly pursuant to a Joint Filing Agreement attached hereto as Exhibit 1. For purposes of each reference to the Common Stock and the 7.750% Trust Convertible Preferred Securities of the Company (the "Preferred Securities") in this Schedule 13D, the Burkle-Affiliated Entities disclaim any beneficial ownership of shares of Common Stock and Preferred Securities beneficially owned by the Abdalla-Affiliated Entities, and the Abdalla-Affiliated Entities disclaim any beneficial ownership of shares of Common Stock beneficially owned by the Burkle-Affiliated Entities. Unless otherwise indicated, each response herein applies to each of the Reporting Persons.

        Yucaipa is the managing member of UST and has a 10% ownership interest in UST. The only other member of UST is Mr. Burkle, who holds a 90% ownership interest in UST. Mr. Burkle is also the managing member of Yucaipa and owns a 99% direct ownership interest in it. The remaining 1% interest in Yucaipa is owned by Greenacres, LLC, a Delaware limited liability company ("Greenacres"), whose managing member is also Mr. Burkle.

        UST, Yucaipa and Mr. Burkle may be deemed to constitute a "group" as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, each of UST, Yucaipa and Mr. Burkle may be deemed to beneficially own all shares of Common Stock beneficially owned by the other members of such group. Each of UST, Yucaipa and Mr. Burkle disclaim beneficial ownership of all shares of Common Stock beneficially owned by the other members of such group.

        Mr. Abdalla is the managing member of Westgate and American. Westgate is 99% owned by Wilshire Companies, LLC, a Delaware limited liability company ("Wilshire") and 1% owned by Foothill Holdings, LLC, a Delaware limited liability company ("Foothill"). Wilshire is 95% owned by Highland Holdings Management, LLC, a Delaware limited liability company ("Highland"), and 5% owned by Foothill. American is 99% owned by LB2, LLC, a Delaware limited liability company ("LB2"), and 1% owned by Foothill. LB2 is approximately 97.5% owned by Maple Enterprises I, LLC, a Delaware limited liability company ("Maple"), and approximately 2.5% owned by Mr. Burkle. Maple is 99% owned by Bedford Company, LLC, a Delaware limited liability company ("Bedford"), and 1% owned by Foothill. Bedford is 95% owned by Highland and 5% owned by Foothill. Mr. Abdalla is also the sole managing member of, and has sole investment power over the investments of, each of Wilshire, Foothill, Highland, LB2, Maple and Bedford.

        Westgate, American and Mr. Abdalla may be deemed to constitute a "group" as defined in Rule 13d-5(b) under the Exchange Act. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, each member of such "group" may be deemed to beneficially own all of the shares of Common Stock and Preferred Securities beneficially owned by the other members constituting such group. Each of Westgate, American and Mr. Abdalla disclaim beneficial ownership of all shares of Common Stock and Preferred Securities beneficially owned by the other members of the group.

        The Burkle-Affiliated Entities and the Abdalla-Affiliated Entities may, taken together, be deemed to constitute a "group" as defined under Rule 13d-5(b) under the Exchange Act. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, each member of such group may be deemed to beneficially own all shares of Common Stock and Preferred Securities beneficially owned by other members constituting such group. However, the Reporting Persons do not affirm the existence of such group, and, except to the extent set forth above, the Burkle-Affiliated Entities disclaim any beneficial ownership of shares of Common Stock and Preferred Securities beneficially owned by the Abdalla-Affiliated Entities, and the Abdalla-Affiliated Entities disclaim any beneficial ownership of shares of Common Stock beneficially owned by the Burkle-Affiliated Entities.

        Rows 10, 11 and 13 on pages 5, 6 and 7 of this Schedule 13D include 9,756,000 shares of Common Stock (including 443,000 shares of Common Stock issuable upon conversion of 132,900 shares of Preferred Securities) that are the subject of a cash-settled only, total rate of return equity swap (the "Bear Swap") with Bear Stearns International Limited ("Bear Stearns"). The Abdalla-Affiliated Entities disclaim any beneficial ownership of the notional amount of the Common Stock and the Preferred Securities subject to the Bear Swap. See Item 3 and Item 6.

        (b) The address of each of the Burkle-Affiliated Entities and Greenacres is 9130 West Sunset Boulevard, Los Angeles, CA 90069.

        The address of each of the Abdalla-Affiliated Entities and of Wilshire, Foothill, Highland, LB2, Maple and Bedford is 11718 Barrington Court #625, Los Angeles, CA 90049.

        (c) The principal business of each of the Burkle-Affiliate Entities and Greenacres is acquiring, investing in and/or managing companies. Mr. Burkle accomplishes these tasks through a variety of partnership and limited liability companies which are often collectively referred to as the "The Yucaipa Companies."

        The principal business of each of the Abdalla-Affiliated Entities and Wilshire, Foothill, Highland, LB2, Maple and Bedford is private investments and investment management.

        (d) During the last five years, none of the Reporting Persons and none of Greenacres, Wilshire, Foothill, Highland, LB2, Maple and Bedford has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, none of the Reporting Persons and none of Greenacres, Wilshire, Foothill, Highland, LB2, Maple and Bedford has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Each of Mr. Burkle and Mr. Abdalla is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        UST used an aggregate of $96,553,088.06 to purchase the Common Stock that it holds directly. The source of funds used by UST to purchase the Common Stock was working capital derived from capital contributions from its members out of their assets. Mr. Burkle used an aggregate of $5,666,362.00 of personal funds to purchase the Common Stock that he holds directly.

        American used an aggregate of $14,837,500.00 to purchase the 2,500,000 shares of Common Stock held of record by it. The source of funds used by American to purchase the Common Stock was working capital derived from capital contributions from its members out of its members' assets.

        No amounts have been paid by Westgate under the Bear Swap. See Item 6.

ITEM 4. PURPOSE OF TRANSACTION.

        UST and Mr. Burkle have acquired shares of Common Stock on the open market since September 2000. On October 13, 2000, Mr. Burkle filed a Notification and Report Form for Certain Mergers and Acquisitions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), stating that Mr. Burkle intended to acquire shares of Common Stock which, when aggregated with the shares previously acquired, would represent less than 15% of the outstanding voting securities of the Company. On November 6, 2000, early termination of the waiting period under the HSR Act was granted. Mr. Burkle and entities controlled by him within the definitions of the HSR Act may purchase additional shares of Common Stock (up to a maximum of less than 15% of the outstanding shares) without being subject to any further HSR waiting period.

        From time to time, Mr. Burkle has contacted management of the Company in his capacity as a shareholder to discuss shareholder concerns. Mr. Burkle may undertake such communications in the future.

        The Burkle-Affiliated Entities currently hold the Common Stock for investment purposes. Depending on the evaluation of various factors, including the investment potential of the Common Stock, the Company's business prospects and financial position, other developments concerning the Company, the price level and availability of the Common Stock, available opportunities to acquire or dispose of the Common Stock, realize trading profits or minimize trading losses, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities, developments relating to the business of the Burkle-Affiliated Entities and other factors deemed relevant, the Burkle-Affiliated Entities may take such actions with respect to their holdings in the Company as they deem appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares now owned or hereafter acquired. In addition, the

Burkle-Affiliated Entities may, individually or in the aggregate, from time to time enter into or unwind equity swap and other derivative transactions with respect to the Common Stock or the Preferred Securities.

        American acquired the 2,500,000 shares of Common Stock currently held of record by it on October 27, 2000. American sold 4,745,400 shares of Common Stock previously acquired by it in December 2000 and January 2001. See Item 5(c). Westgate orally entered into the Bear Swap on December 29, 2000. The notional amount of the Bear Swap has been increased by oral agreement between Westgate and Bear Stearns over time since the initiation of the transaction. See Item 6.

        The Abdalla-Affiliated Entities, as a separate matter, currently hold the Common Stock and have entered into the Bear Swap for investment purposes. Depending on the evaluation of various factors, including the investment potential of the Common Stock and the Preferred Securities, the Company's business prospects and financial position, other developments concerning the Company, the price level and availability of the Common Stock and the Preferred Securities, available opportunities to acquire or dispose of the Common Stock and the Preferred Securities, realize trading profits or minimize trading losses, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities, developments relating to the business of the Abdalla-Affiliated Entities and other factors deemed relevant, the Abdalla-Affiliated Entities may take such actions with respect to their holdings in the Company as they deem appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock and Preferred Securities in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares now owned or hereafter acquired. In addition, the Abdalla-Affiliated Entities may, individually or in the aggregate, from time to time enter into, amend, or unwind equity swap and other derivative transactions with respect to the Common Stock and the Preferred Securities and, in, particular, may amend or terminate the Bear Swap and the Merrill Swap (as defined below).

        Except as set forth above, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) UST is the direct owner of 15,564,700 shares of the Common Stock, which constitute approximately 3.2% of the total number of outstanding shares of the Common Stock, based upon the number of shares of the Company reported as being outstanding in its quarterly report on Form 10-Q for the period ended October 25, 2000. Yucaipa is the managing member of UST and accordingly may be deemed to beneficially own the shares of Common Stock owned of record by UST.

        Mr. Burkle is the direct owner of 1,130,000 shares of the Common Stock. As stated above in Item 2(a), Mr. Burkle owns a 90% interest in UST directly and a 10% interest in UST indirectly through Yucaipa. Accordingly, Mr. Burkle and the other Burkle-Affiliated Entities as a group may be deemed to beneficially own a total of 16,694,700 shares of the Common Stock, which constitute approximately 3.5% of the total number of outstanding shares of the Common Stock.

        American is the direct owner of 2,500,000 shares of the Common Stock, which constitute approximately 0.5% of the total number of outstanding shares of the Common Stock.

        The Bear Swap permits only cash settlement and does not, by its terms, require Bear Stearns to hedge its position or give Westgate any rights with respect to any securities purchased by Bear Stearns to hedge its position. Westgate understands that there is considerable uncertainty concerning the appropriate treatment of swaps such as the Bear Swap under Sections 13(d) and 13(g) of the Exchange Act and the rules promulgated thereunder. In light of this uncertainty, Westgate has, solely for purposes of this filing on Schedule 13D, treated the notional amount of shares of Common Stock and Preferred Securities subject to the Bear Swap as "beneficially owned" for purposes of Rule 13d-3 under the Exchange Act. Westgate expressly disclaims beneficial ownership of any such notional amount of Common stock and/or Preferred Securities and disclaims any rights with respect to the notional amount of Common Stock and/or Preferred Securities. All references to shares of Common Stock or Preferred Securities in relation to the Bear Swap in this Schedule 13D are references to a notional amount of Common Stock and/or Preferred Securities and not a reference to actual shares of Common Stock or Preferred Securities. See Items 2, 4 and 6.

        A notional amount of 9,756,000 shares of the Common Stock (including 443,000 shares of Common Stock issuable upon conversion of 132,900 shares of Preferred Securities) is currently subject to the Bear Swap, which would constitute approximately 2.0% of the total number of outstanding shares of the Common Stock. Mr. Abdalla is the managing member of both American and Westgate and accordingly Mr. Abdalla and the other Abdalla-Affiliated Entities as a group may be deemed to beneficially own 12,256,000 shares of Common Stock, which constitute approximately 2.5% of the total number of outstanding shares of the Common Stock.

        The Burkle-Affiliated Entities and the Abdalla Affiliated Entities may be deemed to be a group as defined in Rule 13d-5(b) under the Exchange Act, and as such a group, beneficially own approximately 6.0% of the Common Stock. However, the Burkle-Affiliated Entities disclaim any beneficial ownership of shares of Common Stock and Preferred Securities beneficially owned by the Abdalla-Affiliated Entities, and the Abdalla-Affiliated Entities disclaim any beneficial ownership of shares of Common Stock beneficially owned by the Burkle-Affiliated Entities.

        (b) Mr. Burkle is the managing member of Yucaipa, which in turn is the managing member of UST. UST has voting and dispositive power over the 15,564,700 shares of Common Stock owned by it. Yucaipa, as the managing member of UST, may also be deemed to share voting and dispositive power over such shares. Mr. Burkle, as the managing member of Yucaipa, has shared voting and dispositive power over such shares and has sole voting and dispositive power over the 1,130,000 shares of Common Stock that he owns directly.

        Mr. Abdalla is the Managing Member of Westgate and American. American has voting and dispositive power over 2,500,000 shares of Common Stock held of record by it. The Bear Swap to which Westgate is a party relates to a notional amount of 9,756,000 shares of Common Stock. The Bear Swap is discussed above under Item 5(a). Accordingly, Mr. Abdalla may be deemed to have beneficial ownership over 12,256,000 shares of Common Stock.

        (c) The following table sets forth the transactions in shares of Common Stock by UST during the past sixty days. All of the transactions were effected on the New York Stock Exchange through a broker.

                                                                         TOTAL PRICE
                                                   AVERAGE PRICE       (INCLUDING COSTS
DATE OF ACQUISITION     NUMBER OF SHARES             PER SHARE          OF ACQUISITION)
-------------------     ----------------           ---------------     ----------------
     11/17/00                80,000                $6.0625             $    489,800.00
     11/22/00               876,000                $6.0088             $  5,316,268.80


     11/24/00                1,500,000                $6.1247            $  9,277,050.00
     01/05/01                1,000,000                $6.5367            $  6,586,700.00
     01/08/01                  200,000                $6.4913            $  1,308,260.00
     01/12/01                  800,000                $6.4375            $  5,190,000.00
     01/12/01                2,500,000                $6.5000            $ 16,375,000.00
        Total                6,956,000                                   $ 46,537,716.80

        The following table sets forth the transactions in shares of Common Stock by Mr. Burkle during the past sixty days, all of which were effected on the New York Stock Exchange through a broker.

                                                                             TOTAL PRICE
                                                      AVERAGE PRICE       (INCLUDING COSTS
DATE OF ACQUISITION        NUMBER OF SHARES             PER SHARE          OF ACQUISITION)
-------------------        ----------------           -------------      ------------------
     12/27/00                  580,000                  $4.9999          $  2,917,347.00
     12/28/00                  550,000                  $4.9682          $  2,749,015.00
       Total                 1,130,000                                   $  5,666,362.00

        The following table sets forth the transactions in shares of Common Stock by American during the past sixty days. The transaction on December 29, 2000 was effected on the New York Stock Exchange through a broker, and the transaction on January 9, 2001 was effected on the Midwest Stock Exchange through a broker.

                                                    AVERAGE PRICE        TOTAL PRICE (NET OF
DATE OF SALE               NUMBER OF SHARES           PER SHARE            COSTS OF SALE)
-------------------        ----------------           -------------      ------------------
     12/29/00                2,537,500                  $5.2500          $ 13,271,125.00
     01/09/01                2,207,900                  $6.2506          $ 13,756,541.74
       Total                 4,745,400                                   $ 27,027,666.74

        Westgate entered into the Bear Swap on December 29, 2000 and between December 29, 2000 and January 12, 2000 has increased the notional number of shares of Common Stock subject to the Bear Swap to an aggregate of 9,756,000 shares (including 443,000 shares of Common Stock issuable upon conversion of 132,900 shares of Preferred Securities). As of the date of this Schedule 13D, the aggregate notional principal amount subject to the Bear Swap is $59,404,801.90. On January 12, 2001, the notional number of shares of Common Stock subject to the Bear Swap together with the other shares beneficially owned by the Reporting Persons exceeded 5.0% of the outstanding Common Stock.

        (d) To the best knowledge of the Burkle-Affiliated Entities, other than the Burkle-Affiliated Entities, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Burkle-Affiliated Entities.

        With respect to the 2,500,000 shares of common stock of which American is record owner, to the best knowledge of the Abdalla-Affiliated Entities, other than the Abdalla-Affiliated Entities, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

        See Item 6 for a discussion of the calculation of the payments to be made under the Bear Swap.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        There is no written agreement between Mr. Burkle and Mr. Abdalla regarding their investments in the Common Stock. They have discussed their respective investments in the Company. In the future, Mr. Burkle and Mr. Abdalla may continue to discuss their respective investments in the Company and may coordinate investment and voting decisions.

        Mr. Burkle currently serves as the Chairman of the Board of Cyrk, Inc., a Delaware corporation ("Cyrk"). Cyrk is a publicly traded corporation listed on the NASDAQ. OA3, LLC, Multi-Accounts, LLC and Overseas Toys, L.P., which are entities controlled by Mr. Burkle, own 25,000 shares of Series A Senior Cumulative Participating Convertible Preferred Stock of Cyrk and a Warrant to purchase an additional 15,000 shares of such preferred stock, which, according to the proxy statement of Cyrk dated November 15, 1999, together are convertible or exercisable for an aggregate of 22.9% of the outstanding shares of common stock of Cyrk. Pursuant to a shareholders' agreement, Mr. Burkle currently has the right to appoint three members of Cyrk's seven member Board of Directors. In late December 2000, Mr. Burkle informed Cyrk of the investment opportunity represented by the Common Stock and an investment in the Common

Stock was made by Cyrk. The investment was ratified and approved in January 2001 by the separate vote of the members of Cyrk's Board of Directors not appointed by Mr. Burkle. It is the understanding of the Reporting Persons that Cyrk currently holds approximately 1,500,000 shares of Common Stock, which represents 0.3% of the outstanding Common Stock. Cyrk together with the Burkle-Affiliated Entities may be deemed to constitute a group as defined in Rule 13d-5(b) under the Exchange Act; however, the Burkle-Affiliated Entities do not affirm the existence of any such group and disclaim any beneficial ownership of the shares of Common Stock beneficially owned by Cyrk.

Westgate and Bear Stearns orally entered into the Bear Swap on December 29, 2000. The notional amount of the Bear Swap has increased since that time and Westgate currently understands that Bear Stearns may increase the notional amount of the Bear Swap up to approximately $80,000,000. Westgate and Bear Stearns are currently in the process of documenting the Bear Swap and a draft of the Bear Swap is filed as an exhibit to this Schedule 13D. See Item 7. The following description of the Bear Swap is based on Westgate's understanding of the terms of the Bear Swap. The final terms of the Bear Swap however, may differ, perhaps materially, from those described below.

The Bear Swap is a cash-settled only, total rate of return equity swap. Under the Bear Swap, Bear Stearns will pay to Westgate the total positive return, if any, to the termination date on the notional amount of Common Stock and Preferred Securities subject to such swap, including payment of an amount equal to dividends and extraordinary dividends on the notional amount of Common Stock and Preferred Securities subject to such swap. Westgate will pay to Bear Stearns the total negative return, if any, to the termination date on the Common Stock and Preferred Securities subject to the swap in addition to an interest charge based on the one month U.S. Dollar LIBOR rate plus 75 basis points. The original notional amount under the Bear Swap was approximately $53,100,000. By subsequent oral agreement between Westgate and Bear Stearns, this provision was amended to be set at a notional number of 10,000,000 shares of Common Stock. By further oral agreement, the maximum notional number was revised to 12,500,000 shares of Common Stock, 2,500,000 of which can be used by making Preferred Securities subject to the Bear Swap. As of the date of this Schedule 13D, the notional number of shares of Common Stock subject to the Bear Swap is 9,756,000 (443,000 of which are attributable to Preferred Securities). The termination date of the Bear Swap is March 29, 2002. Westgate is required to post collateral (consisting primarily of cash and U.S. government securities) on the Bear Swap. A draft form of confirmation with respect to the Bear Swap is attached hereto as Exhibit 2 and is incorporated by reference into this Item 6.

On December 29, 2000, Westgate also entered into an agreement with Merrill Lynch, Pierce, Fenner & Smith ("Merrill Lynch") with respect to a cash-settled only, total rate of return basket swap (the "Merrill Swap"). The Merrill Swap is based on the notional performance of the equity securities of over 20 public companies. The Merrill Swap is cash-settled only and, by its terms, does not give Westgate the right to any equity securities included in the basket and does not require Merrill Lynch to purchase any of the equity securities included in the basket. Westgate disclaims any beneficial ownership of the notional amount of any equity securities included in the basket. The following description of the Merrill Swap is based on a term sheet between Westgate and Merrill Lynch. See Item 7. The final terms of the Merrill Swap may differ, perhaps materially, from those described below.

Under the Merrill Swap, 2,500,000 shares of Common Stock are included in the notional securities making up the equity basket, along with shares of other issuers. Under the Merrill Swap, Merrill Lynch will pay to Westgate the total positive return, if any, to maturity on the equity securities making up the basket, including payment of an amount equal to dividends and extraordinary dividends on the equity securities making up the basket. Westgate will pay to Merrill Lynch the total negative return, if any, to maturity on the equity securities making up the basket in addition to an interest charge based on the one month U.S. Dollar LIBOR rate plus 62.5 basis points. The original notional amount under the Merrill Swap is approximately $56,800,000 for the entire basket of securities. The maturity of the Merrill Swap is March 29, 2002. Westgate is required to post collateral (consisting of cash and U.S. government securities) on the Merrill Swap. The term sheet relating to the Merrill Swap is attached hereto as Exhibit 3 and is incorporated into this Item 6 by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1. Joint Filing Agreement

        Exhibit 2. Form of Bear Swap Confirmation

        Exhibit 3. Merrill Swap Term Sheet

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  January 16, 2001                         U.S. Transportation, LLC

                                                 By:  The Yucaipa Companies, LLC
                                                      Its Managing Member

                                                 By:  /s/ Ronald W. Burkle
                                                      --------------------------
                                                      Its Managing Member


Dated:  January 16, 2001                         The Yucaipa Companies, LLC

                                                 By:  /s/ Ronald W. Burkle
                                                      --------------------------
                                                      Its Managing Member


Dated:  January 16, 2001                         Ronald W. Burkle

                                                 By:  /s/ Ronald W. Burkle
                                                      --------------------------

Dated:  January 16, 2001                         American Companies, LLC
                                                 By:  /s/ Kenneth J. Abdalla
                                                      --------------------------
                                                      Its Managing Member


Dated:  January 16, 2001                         Westgate Enterprises III, LLC
                                                 By:  /s/ Kenneth J. Abdalla
                                                      --------------------------
                                                      Its Managing Member


Dated:  January 16, 2001                         Kenneth J. Abdalla
                                                 By:  /s/ Kenneth J. Abdalla